Exhibit (a)(5)(I)

THE HONORABLE MARY YU

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

STEVE JACKSON, individually and on behalf of all others similar situated,
No. 10-2-29162-8-SEA
Plaintiff,
CLASS ACTION
v.
AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY
PENWEST PHARMACEUTICALS CO., et al.,

Defendants,

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY1

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - i

I. SUMMARY OF THE ACTION

1. This is a class action on behalf of the public stockholders of Penwest Pharmaceuticals Co. (“Penwest” or the “Company”) against Penwest and its Board of Directors (“Board”) arising out of their breaches of fiduciary duty in connection with their efforts to complete the sale of Penwest to Endo Pharmaceuticals Holdings Inc. (“Endo”) via an unfair sales process and at an unfair price (the “Proposed Acquisition”) via tender offer (the “Tender Offer”). The Board was aided and abetted in its breaches of fiduciary duty by Penwest, Endo, and the Company’s largest shareholders, Tang Capital Partners, L.P. (“Tang Capital”) and Perceptive Life Sciences Master Fund Ltd. (“PLS”).

2. Penwest is a drug development company that focuses on identifying and developing products that address unmet medical needs, primarily for disorders of the nervous system. Its proprietary drug delivery technologies include TIMERx, a controlled-release technology; Geminex, a technology enabling drug release at two different rates; SyncroDose, a technology enabling controlled release at the appropriate site in the body; and GastroDose system, a technology enabling drug delivery to the upper gastrointestinal tract.

3. Penwest and Endo have a cozy, long-term business relationship that provided Endo with an inside track to acquire the Company. One of Penwest’s principle assets is the revenue stream generated by Opana ER, an oral extended release opioid analgesic for patients with moderate to severe pain requiring continuous opioid treatment using its TIMERx drug delivery technology. Penwest developed Opana ER with Endo, and Opana ER is being marketed in the United States by Endo, In fact, as stated in the Company’s most recent 10-K, one of its “five clearly defined goals for 2010” is “[w]orking closely with Endo to maximize the value of Opana ER.”

4. The process that resulted in the Proposed Acquisition was driven entirely by Tang Capital and PLS, which collectively hold 38.6% of the Company’s outstanding shares, all of which Tang Capital and PLS have agreed to vote in favor of the Proposed Acquisition. Tang

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 1

Capital and PLS have waged a public battle to take over the Board with the goal of winding down the Company’s operations to monetize the revenue stream from Opana ER. Having successfully wrested control of the Board as of June 30, 2010, following the Company’s last shareholder meeting, Tang Capital and PLS, via their representatives on the Board, wasted no time in pushing the Company into a sales transaction so that they could monetize their illiquid holdings in the Company as quickly as possible. Endo was the obvious choice given its cozy relationship with Penwest.

5. The Proposed Acquisition does not adequately reflect the Company’s prospects going forward. The Company’s stock price has been steadily rising since it bottomed out with the rest of the public markets in November 2008, hitting an all-time low of $0.88 per share. Penwest’s stock price has since recovered to nearly $5 per share, hitting $4.73 per share at the closing bell on August 8, 2010, before the Proposed Acquisition was announced. The Company is being rewarded by the stock market for its recent financial results, which included a 159% increase in revenue for 2Q 2010, as announced on August 4, 2010, and its settlement of patent litigation involving Opana ER, also during 2Q 2010. Additionally, the Company has a number of pipeline drugs in development that it anticipates monetizing over the near term, including the drug A0001 for treatment of patients with MELAS syndrome and Friedreich’s Ataxia. If defendants are able to consummate the Proposed Acquisition, however, the Company’s public shareholders will not be able to share in the future success of the Company, Instead, those benefits will inure to Endo.

6. In addition to Tang Capital and PLS, the members of the Board were also able to secure material insider benefits. Directors Kevin C. Tang (“Tang”) and Joseph E. Edelman (“Edelman”), as principles of Tang Capital and PLS, are direct beneficiaries of the economic benefits secured by Tang Capital and PLS via monetization of their illiquid holdings in the Company. The rest of the Board, including the other three directors directly affiliated with Tang

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 2

and Edelman, John G, Lemkey (“Lemkey”), Roderick Wong (“Wong”) and Saiid Zarrabian (“Zarrabian”), will also secure accelerated vesting of their equity holdings in the Company.

7. The Board has further breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Agreement and Plan of Merger the Company entered into with Endo (the “Merger Agreement”). These provisions, which collectively preclude any competing offers for the Company, include: (i) voting agreements with Tang Capital and PLS; (ii) a no-solicitation provision that precludes the Company from providing confidential Company information to, or even communicating with, potential competing bidders except under extremely limited circumstances; (iii) a matching rights provision that allows Endo three business days to match any competing superior proposal; and (iv) a termination fee provision which obligates the Company to pay Endo $5 million in the event the Proposed Acquisition is terminated in favor of a superior proposal.

8. On August 20, 2010, defendants filed the Schedule 14D-9 with the Securities and Exchange Commission (the “14D-9”) and Endo commenced the Tender Offer which is scheduled to expire on September 17, 2010. The 14D-9 fails to fully and fairly disclose certain material information concerning the Proposed Acquisition including, among other things:

(a) Details about the sales process, including among other things (i) the bases for the $6.50 starting point and the agreement to $5.00 the next day; (ii) the discussions regarding a potential spin-out of Penwest’s development assets and analysis thereof; (iii) the discussions regarding the value of the Exclusivity Dispute and analysis of the same; (iv) the bases for the Board’s direction to management to change its projections after BofA Merrill Lynch’s (“BAML”) sum-of-the-parts analysis and what those changes were; and (v) the “unresolved issues” in the merger agreement before the parties executed it;

(b) Details concerning potential conflicts of interest with the Company’s financial advisor, BAML, including the fees received by BAML for services to Endo and scope of their prior relationship;

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 3

(c) The analyses performed by BAML in connection with the Proposed Acquisition, including among other things: (i) the projections and underlying data; (ii) the basis for inputs, selection criteria and assumptions in the sum of the parts discounted cash flow analysis, (iii) the discounted analyst price target analysis; and (iv) the premiums paid in selected transactions analysis;

(d) Alternate strategies considered by the Board;

(e) Management’s valuation and assessment of the Company, its sum of the parts analysis, and its stand-alone prospects; and

(f) Conflicts of interests inherent in the process.

9. In pursuing the unlawful plan to sell Penwest pursuant to a defective sales process and without full and fair disclosure of all material information, the defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Instead of acting in the best interests of Penwest’s shareholders, defendants spent a substantial effort tailoring the Proposed Acquisition to meet the specific needs of Endo.

10. Because defendants dominate and control the business and corporate affairs of Penwest and are in possession of private corporate information concerning Penwest’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Penwest which makes it inherently unfair for them to structure and pursue the proposed transaction.

11. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests via the Proposed Acquisition, that the Proposed Acquisition is conducted in a manner that is not overtly improper, unfair and unlawful. Plaintiff seeks to enjoin

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 4

the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

II. JURISDICTION AND VENUE

12. This Court has jurisdiction pursuant to Rev. Code Wash. § 2.08.010.

13. This Court has jurisdiction over defendants because Penwest is incorporated in Washington, Penwest has registered agents located in Washington: National Corporate Research Ltd, 1780 Barnes Boulevard SW, Tumwater, Washington, 98512-0410, and CT Corporation System, 1801 West Bay Drive NW, Suite 206, Olympia, Washington 98502.

14. Venue is proper in this county pursuant to Rev. Code Wash. § 4.12.025(1) in that Penwest transacts business in this County.

III. PARTIES

15. Plaintiff Steve Jackson at all times relevant hereto has been and is a stockholder of Penwest.

16. Defendant Penwest is a Washington corporation. Penwest is a drug development company that focuses on identifying and developing products that address unmet medical needs, primarily for disorders of the nervous system.

17. Defendant Tang is Chairman of the Board and a principle of Tang Capital.

18. Defendant Peter F. Drake (“Drake”) is a member of Penwest’s Board of Directors. Drake has been a director since 2005.

19. Defendant Edelman is a member of Penwest’s Board of Directors. Edelman is a principle of PLS.

20. Defendant Lemkey is a member of Penwest’s Board of Directors. Lemkey is the Chief Financial Officer of Tang Capital and thus is directly affiliated with, and serves at the pleasure of Tang.

21. Defendant David P. Meeker (“Meeker”) is a member of Penwest’s Board of Directors. Meeker has been a director since 2007.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 5

22. Defendant Anne M. VanLent (“VanLent”) is a member of Penwest’s Board of Directors. VanLent has been a director since 1998.

23. Defendant Wong is a member of Penwest’s Board of Directors. Wong is affiliated with Tang Capital and PLS and serves at the pleasure of Tang and Edelman.

24. Defendant Zarrabian is a member of Penwest’s Board of Directors. Zarrabian is affiliated with Tang Capital and PLS and serves at the pleasure of Tang and Edelman.

25. Defendant Tang Capital is an investment firm focused on the healthcare industry. Tang Capital was founded and is controlled by Tang.

26. Defendant PLS is an investment fund focused on healthcare with a particular emphasis in biotechnology companies.

27. Defendant Endo is a U.S.-based, specialty healthcare solutions company, focused on high-value branded products and specialty generics.

28. The defendants named in ¶¶ 17-24 are sometimes collectively referred to herein as the “Individual Defendants.”

IV. CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action on plaintiffs behalf and as a class action on behalf of all holders of Penwest stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

30. This action is properly maintainable as a class action.

31. The Class is so numerous that joinder of all members is impracticable. There are more than 31.8 million shares of Penwest common stock outstanding held by thousands of shareholders geographically dispersed across the country.

32. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 6

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Penwest;

(d) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

33. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

34. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

35. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

36. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 7

37. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

V. DEFENDANTS’ FIDUCIARY DUTIES

38. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Penwest and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty, due care and full, candid and adequate disclosure.

39. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s shareholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

40. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to deter higher offers from other potential acquirers so as to ensure that certain defendants receive hundreds of thousands of dollars in personal benefits at the expense of Penwest’s shareholders. Defendants cannot possibly fulfill their fiduciary obligations after

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 8

implementing provisions which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably.

VI. FACTUAL ALLEGATIONS

41. Penwest is a drug development company that focuses on identifying and developing products that address unmet medical needs, primarily for disorders of the nervous system. Its proprietary drug delivery technologies include TIMERx, a controlled-release technology; Geminex, a technology enabling drug release at two different rates; SyncroDose, a technology enabling controlled release at the appropriate site in the body; and GastroDose system, a technology enabling drug delivery to the upper gastrointestinal tract.

42. Penwest and Endo have a cozy, long-term business relationship that provided Endo with an inside track to acquire the Company. One of Penwest’s principle assets is the revenue stream generated by Opana ER, an oral extended release opioid analgesic for patients with moderate to severe pain requiring continuous opioid treatment using its TIMERx drug delivery technology. Penwest developed Opana ER with Endo, and Opana ER is being marketed in the United States by Endo. In fact, as stated in the Company’s most recent 10-K, one of its “five clearly defined goals for 2010” is “[w]orking closely with Endo to maximize the value of Opana ER.”

43. The process that resulted in the Proposed Acquisition was driven entirely by Tang Capital and PLS, which collectively hold 38.6% of the Company’s outstanding shares, all of which Tang Capital and PLS have agreed to vote in favor of the Proposed Acquisition. Tang Capital and PLS have waged a public battle to take over the Board with the goal of winding down the Company’s operations to monetize the revenue stream from Opana ER.

44. Having successfully wrested control of the Board as of June 30, 2010, following the Company’s last shareholder meeting, Tang Capital and PLS, via their representatives on the Board, wasted no time in pushing the Company into a sales transaction so that they could monetize their illiquid holdings in the Company as quickly as possible.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 9

45. Endo, a specialty healthcare solutions company, was the obvious choice because of its long and cozy relationship with Penwest. Endo indicated that it was interested in purchasing Penwest as a way to end a dispute between the parties regarding Endo’s development of a competing drug product in potential violation of an exclusivity agreement between them (“Exclusivity Dispute”).

46. On July 27, 2010, the Board informed Endo that it was willing to engage in discussions regarding a sale of the Company to Endo at a price of $6.50 per share. One day later, the Board quickly agreed to $5.00 per share, gave up any potential value of asserting Penwest’s position regarding the Exclusivity Dispute, and gave up any attempt to secure a spin-out of Penwest’s development assets although it was admittedly a means to provide value for the Company shareholders for those assets. After agreeing to price, the Board provided due diligence to Endo. Defendants have not disclosed the reasons for any of these actions even though these actions deprived the Company shareholders of fair value for their shares.

47. On August 9, 2010, defendants announced the Proposed Acquisition. The Proposed Acquisition does not reflect the Company’s value and the Company’s prospects going forward. The Proposed Acquisition consideration does not reflect, among other things: (1) the steady rise of the Company’s stock price, which has risen from an all-time low of $0.88 per share during the global financial crisis, to nearly $5 per share on August 8,2010, before the Proposed Acquisition was announced; (2) the Company’s expectation of monetizing a number of the pipeline drugs in development in the near term, including A0001, Penwest’s mid-stage treatment for Friedreich’s ataxia, a rare inherited disease that affects the muscles and heart, and MELAS syndrome, a rare form of dementia; (3) the value to Endo of Endo’s ability to terminate its obligation to pay Penwest 22% of all sales of the product Opana ER up to 2012 and 20% in 2013, which the Company recognized in the amount of $12.3 million and $4.4 million for the three month periods ending June 30, 2010 and 2009, respectively; and (4) the value to Endo of

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 10

Endo’s ability to develop a competing product without any repercussions from the Exclusivity Dispute. Thus, the Company shareholders will not be compensated for any of the above.

48. If defendants are able to consummate the Proposed Acquisition, however, the Company’s public shareholders will not be able to share in the future success of the Company. Instead, those benefits will inure to Endo.

49. Defendants announced the Proposed Acquisition on August 9, 2010, in a press release entitled “Penwest Pharmaceuticals Agrees to be Acquired by Endo Pharmaceuticals for $5.00 Per Share in Cash,” which read, in relevant part:

Penwest Pharmaceuticals Co. today announced that it has entered into a merger agreement under which its long-time partner in the development and commercialization of Opana® ER, Endo Pharmaceuticals, has agreed to acquire all of the common stock of Penwest for $5.00 per share in cash. The total equity value of the transaction is approximately $168 million.

Jennifer L. Good, President and Chief Executive Officer, said, “The Board of Directors and I concluded that this transaction is in the best interests of Penwest and its shareholders and is an excellent way to maximize the value of Penwest’s most strategic asset, Opana® ER.”

The cash consideration represents a premium of 47% over the 30-day average of Penwest shares and 19% based on the closing price of Friday August 6. This agreement has been unanimously approved by the Penwest and Endo Boards of Directors.

Under the terms of the merger agreement, Endo will shortly commence an all-cash tender offer to acquire 100 percent of the outstanding common stock of Penwest for $5.00 per Penwest share. The tender offer is expected to be completed in September 2010. Endo will acquire any Penwest shares that are not purchased in the tender offer in a second-step merger, which is expected to be completed in the fourth quarter, at the same price per share paid in the tender offer. The tender offer will be subject to certain closing conditions, including a minimum condition that not less than a majority of shares of Penwest common stock are tendered into the offer.

Shareholders Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd. whose principals Kevin Tang and Joe Edelman, respectively, are members of Penwest’s Board of Directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, Penwest’s President and Chief Executive Officer,

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 11

who collectively own 38.6% of the fully diluted common stock of Penwest, have committed to tender their shares in the tender offer.

50. In addition to Tang Capital and PLS, the members of the Board were also able to secure material insider benefits. Directors Tang and Edelman, as principles of Tang Capital and PLS, are direct beneficiaries of the economic benefits secured by Tang Capital and PLS via monetization of their illiquid holdings in the Company, The rest of the Board, including the other three directors directly affiliated with Tang and Edelman, Lemkey, Wong and Zarrabian, will also secure accelerated vesting of their equity holdings in the Company.

51. The Board has further breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Merger Agreement the Company entered into with Endo. These provisions, which collectively preclude any competing offers for the Company, include: (i) voting agreements with Tang Capital and PLS; (ii) a no-solicitation provision that precludes the Company from providing confidential Company information to, or even communicating with, potential competing bidders except under extremely limited circumstances; (iii) a matching rights provision that allows Endo three business days to match any competing superior proposal; and (iv) a termination fee provision which obligates the Company to pay Endo $5 million in the event the Proposed Acquisition is terminated in favor of a superior proposal.

52. On August 20, 2010, defendants filed the 14D-9 and Endo commenced the Tender Offer which is scheduled to expire on September 17, 2010. The 14D-9 fails to fully and fairly disclose certain material information concerning the Proposed Acquisition including, among other things:

(a) Details about the sales process, including among other things: (i) the bases for the $6.50 starting point and the agreement to $5.00 the next day; (ii) the discussions regarding a potential spin-out of Penwest’s development assets and analysis thereof; (iii) the discussions regarding the value of the Exclusivity Dispute and analysis of the same; (iv) the bases for the Board’s direction to management to change its projections after Balm’s sum-of-the-

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 12

parts analysis and what those changes were; and (v) the “unresolved issues” in the merger agreement before the parties executed it;

(b) Details concerning potential conflicts of interest with the Company’s financial advisor, BAML, including the fees received by BAML for services to Endo and scope of their prior relationship;

(c) The analyses performed by BAML in connection with the Proposed Acquisition, including among other things: (i) the projections and underlying data; (ii) the basis for inputs, selection criteria and assumptions in the sum of the parts discounted cash flow analysis, (iii) the discounted analyst price target analysis; and (iv) and the premiums paid in selected transactions analysis;

(d) Alternate strategies considered by the Board;

(e) Management’s valuation and assessment of the Company, its sum of the parts analysis, and its stand-alone prospects; and

(f) Conflicts of interests inherent in the process.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty Against the Individual Defendants

53. Plaintiff incorporates by reference and realizes each and every allegation contained above, as though fully set forth herein.

54. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care, loyalty, good faith; candor and independence owed to the public shareholders of Penwest and have acted to put their personal interests ahead of the interests of Penwest’s shareholders.

55. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with Penwest without regard to the fairness of the transaction to Penwest’s shareholders and by failing to disclose all material information concerning the Proposed Acquisition to such shareholders.

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 13

56. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Penwest because, among other reasons:

(a) They failed to take steps to maximize the value of Penwest to its public shareholders and they took steps to subvert the sale process, to cap the price of Penwest’s stock and to give defendants an unfair advantage by, among other things, failing to solicit other potential acquirers or alternative transactions;

(b) They failed to properly value Penwest;

(c) They ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition;

(d) They failed to disclose all material information that would permit Penwest’s stockholders to cast a fully informed vote on the Proposed Acquisition; and

(e) They agreed to implement deal protection devices which were designed to and are favoring Endo to the detriment of the Class.

57. Because defendants dominate and control the business and corporate affairs of Penwest, and are in possession of private corporate information concerning Penwest’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Penwest which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

58. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the benefit of a fair sales process. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and will not supply to Penwest’s minority stockholders sufficient

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 14

information to enable them to cast informed votes on the Proposed Acquisition and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

59. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary

Duty Against Penwest, Endo, Tang Capital and PLS

60. Plaintiff incorporates by reference and realizes each and every allegation contained above, as though fully set forth herein.

61. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

62. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

63. Penwest, Endo, Tang Capital and PLS aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Penwest, including plaintiff and the members of the Class.

64. Penwest, Endo, Tang Capital and PLS colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the breaches of fiduciary duties owed to plaintiff and the members of the Class.

65. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiffs favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 15

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a fair sales procedure or process that does not advantage any particular bidder and is designed to maximize shareholder value;

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

DATED: August 31, 2010.

HAGENS BERMAN SOBOL SHAPIRO LLP

By	s/ Karl P. Barth
Steve W. Berman. WSBA No. 12536
Karl P. Barth, WSBA No. 22780
1918 Eighth Avenue, Suite 3300
Seattle, WA 98101
Tel: (206) 623-7292
Fax: (206) 623-0594

Darren J. Robbins
Randall J. Baron
A. Rick Atwood, Jr.
David T. Wissbroecker
David A. Knotts
Eun Jin Lee
ROBBINS GELLER RUDMAN & DOWD LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
Tel: (619) 231-1058
Fax: (619) 231-7423

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 16

Richard A. Maniskas
RYAN & MANISKAS, LLP
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
Tel: (484) 588-5516
Fax: (484) 450-2582

Attorneys for Plaintiff

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 17

THE HONORABLE MARY YU

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

STEVE JACKSON, individually and on behalf of all others similar situated,
No. 10-2-29162-8-SEA
Plaintiff,
CERTIFICATE OF SERVICE
v.

PENWEST PHARMACEUTICALS CO., et al.,

Defendants.

I, Carrie L. Flexer, declare under penalty of perjury of the State of Washington that the following facts are true and correct:

I am a citizen of the United States, over the age of 18 years, and not a party to or interested in the within-entitled cause. I am an employee of Hagens Berman Sobol Shapiro LLP and my business address is 1918 Eighth Avenue, Suite 3300, Seattle, Washington 98101.

On August 31, 2010, I caused copies of the following documents to be to be electronically filed with the Clerk of the Court:

1.	AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY; and

2.	CERTIFICATE OF SERVICE.

CERTIFICATE OF SERVICE - 1

I also caused a copy of the following document(s) to be served on the parties in the manner indicated:

VIA FACSIMILE

William C. Rava, Esq.

Ronald L. Berenstain, Esq.

Karen R. Brunton, Esq.

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, WA 98101-3099

Counsel for Penwest Pharmaceuticals Co.

VIA FACSIMILE

Timothy J. Filer

Christopher G. Emch

Foster Pepper PLLC

1111 Third Avenue, Suite 3400

Seattle, WA 98101

VIA FACSIMILE

Edward P. Welch, Esq.

Edward B. Micheletti, Esq.

Jenness E. Parker, Esq.

Sarah T. Runnells

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

P.O. Box 636

Wilmington, DE 19899-0636

Counsel for Endo Pharmaceuticals Holdings, Inc.

Executed this 31st day of August, 2010 in Seattle, Washington.

/s/ Carrie Flexer
Carrie Flexer

CERTIFICATE OF SERVICE - 2